

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2020

Shang-Chiai Kung
President and Chief Executive Officer
Vivic Corp.
187 E. Warm Springs Road, PMB#B450
Las Vegas, NV 89119

> **Re: Vivic Corp.**
> **Form 10-KT for the Transition Period from May 1, 2019 to December 31, 2019**
> **Filed April 2, 2020**
> **Amendment No. 1 to Form 10-KT**
> **Filed May 15, 2020**
> **Amendment No. 2 to Form 10-KT**
> **Filed November 13, 2020**
> **File No. 333-219148**

Dear Mr. Kung:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Form 10-KT for the Transition Period from May 1, 2019 to December 31, 2019

Management Report on Internal Control Over Financial Reporting, page 31

1. You disclose that your *disclosure controls and procedures* were not effective. Please amend to include a statement as to whether or not *internal control over financial reporting* were effective. Please also disclose that the assessment was as of December 31, 2019. Refer to Item 308 of Regulation S-K.

Signatures, page 36

2.   Please amend to also have your principal executive officer sign the report in his individual capacity. This signature, along with the current signatures, should appear in a second signature block of the signature section. Refer to Instruction (D)(2) to Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services